UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: June 11, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited
(Registrant)

Date:	June 11, 2008	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

EXTERNAL NEWS RELEASE

08-15-TC

For Immediate Release:   June 11, 2008

TECK COMINCO METALS LTD. AND UNITED STEELWORKERS

REACH CONTRACT AGREEMENT

Trail, BC - Teck Cominco Metals Ltd. and the unions at the company’s Trail Operations, United Steelworkers Local 480 and 9705, have finalized the terms of a new collective agreement.

The collective agreement, applicable to 1,280 unionized employees, is for a four-year term from June 1, 2008 to May 31, 2012. It provides for wage increases of 15 percent over the term, an 18-percent improvement in basic pension, enhancements to a number of benefits and a $5,000 signing bonus.

“We are very pleased with the stability the agreement offers our employees, our community, our customers and the company,” said Mike Martin, General Manager, Trail Operations. “Negotiations were very constructive and positive throughout the process, which began at the beginning of May. We look forward to a continuation of this productive relationship in our day-to-day business.”

For more information contact:

Carol Vanelli Worosz

Communications Manager

Teck Cominco Metals Ltd.

250-364-4118